Exhibit 21.1

Subsidiaries of Constar International Inc.

Name	Jurisdiction of Incorporation
BFF Inc.	Delaware

Constar Ambalaj Sanayi Ve Ticaret A.S.	Turkey

Constar Foreign Holdings, Inc.	Delaware

Constar, Inc.	Pennsylvania

Constar International Holland (Plastics) B.V.	The Netherlands

Constar International UK Limited	United Kingdom

Constar Plastics of Italy S.R.L.	Italy

DT, Inc.	Delaware